UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SOLARIS OILFIELD INFRASTRUCTURE, INC.

(Name of Issuer)

Class A common stock, $0.01 par value per share

(Title of Class of Securities)

83418M103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83418M103	SCHEDULE 13G	Page 2

1.	NAMES OF REPORTING PERSONS Dan H. Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,218,875
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,218,875

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,218,875
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Percent of class based on 32,934,930 shares of Class A common stock, $0.01 par value per share (“Class A Common Stock”), of Solaris Oilfield Infrastructure, Inc. (the “Issuer”) issued and outstanding as of October 27, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2022.

CUSIP No. 83418M103	SCHEDULE 13G	Page 3

1.	NAMES OF REPORTING PERSONS THRC Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,218,875
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,218,875

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,218,875
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Percent of class based on 32,934,930 shares of Class A Common Stock issued and outstanding as of October 27, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on November 2, 2022.

CUSIP No. 83418M103	SCHEDULE 13G	Page 4

1.	NAMES OF REPORTING PERSONS THRC Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,218,875
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,218,875

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,218,875
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Percent of class based on 32,934,930 shares of Class A Common Stock issued and outstanding as of October 27, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on November 2, 2022.

Item 1.

(a)	Name of Issuer:

Solaris Oilfield Infrastructure, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

9811 Katy Freeway, Suite 700, Houston, TX 77024.

Item 2.

(a)	Name of Person Filling:

Dan H. Wilks, Staci Wilks, THRC Holdings, LP, a Texas limited partnership (“THRC Holdings”), and THRC Management, LLC, a Texas limited liability company (“THRC Management”), originally filed with the Securities and Exchange Commission on March 26, 2021, and subsequently amended on February 9, 2022, a beneficial ownership report on Schedule 13G in respect of the Class A Common Stock (such Schedule 13G, as so amended, the “Schedule 13G”). This Amendment No. 2 (this “Amendment”) amends and supplements the information contained in the Schedule 13G, and is being filed jointly by Dan H. Wilks, THRC Holdings and THRC Management (collectively, the “Reporting Persons”).

The Reporting Persons have previously entered into a Joint Filing Agreement, dated March 26, 2021, which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

(b)	Address of principal business office or, if none, residence:

The address of the principal business office of each of the Reporting Persons is 17018 IH 20, Cisco, TX 76437.

(c)	Citizenship:

Dan H. Wilks is a citizen of the United States of America. THRC Holdings is a limited partnership organized under the laws of the State of Texas. THRC Management is a limited liability company organized under the laws of the State of Texas.

(d)	Title of class of securities:

Class A common stock, $0.01 par value per share (“Class A Common Stock”).

(e)	CUSIP No.:

83418M103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership

(a)	Amount beneficially owned:

Each Reporting Person’s beneficial ownership of the Issuer’s Class A Common Stock as of the date of this Amendment is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 3,218,875 shares of the Issuer’s Class A Common Stock, representing approximately 9.8% of the 32,934,930 shares of the Issuer’s Class A Common Stock outstanding as of October 27, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the SEC on November 2, 2022.

Each of the Reporting Persons may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 3,218,875 shares of the Issuer’s Class A Common Stock. THRC Holdings beneficially owns 3,218,875 shares of the Issuer’s Class A Common Stock, representing approximately 9.8% of the 32,934,930 shares of the Issuer’s Class A Common Stock outstanding as of October 27, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on November 2, 2022. THRC Management is the general partner of THRC Holdings. Dan Wilks is the sole member of THRC Management. As a result, each of Dan Wilks and THRC Management may be deemed to have shared voting and dispositive power over, and to share beneficial ownership of, the securities owned by THRC Holdings.

(b)	Percent of class:

The information set forth in Item 4(a) of this Amendment is incorporated by reference into this Item 4(b).

(c)	Number of shares as to which the person has:

The information set forth in Item 4(a) of this Amendment is incorporated by reference into this Item 4(c).

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 2 hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2023

/s/ Dan Wilks
Dan Wilks

THRC Holdings, LP

By:	/s/ Matthew Wilks
Name:	Matthew Wilks
Title:	Attorney-in-Fact

THRC Management, LLC

By:	/s/ Matthew Wilks
Name:	Matthew Wilks
Title:	Attorney-in-Fact

Exhibit List

Exhibit No.	Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated as of March 26, 2021 (incorporated by reference to Exhibit 99.2 to the Schedule 13G filed with the SEC on March 26, 2021).

2	Identification of Members of the Group.

3	Power of Attorney – Dan H. Wilks, dated as of February 9, 2022 (incorporated by reference to Exhibit 3 to Amendment No. 1 to the Schedule 13G filed on February 9, 2022).

4	Power of Attorney – THRC Management, LLC on behalf of itself and its wholly owned subsidiary, THRC Holdings, LP, dated as of February 9, 2022 (incorporated by reference to Exhibit 5 to Amendment No. 1 to the Schedule 13G filed on February 9, 2022).